July 10, 2015

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Craig D. Wilson, Senior Assistant Chief Accountant

Re:  Unisys Corporation
      Form 10-K for the Fiscal Year Ended December 31, 2014
      Filed February 23, 2015
      Form 10-Q for the Quarterly Period Ended March 31, 2015
      Filed April 30, 2015
      File No. 001-08729

Dear Mr. Wilson:

On behalf of Unisys Corporation (the "Company"), set forth below are the Company's responses to the comments of the Staff of the Securities and Exchange Commission regarding the above referenced filings set forth in the Staff's letter dated June 29, 2015. For your convenience, we have repeated each of the comments set forth in the Staff's letter and followed each comment with the Company's response.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2014

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA (INCORPORATED BY REFERENCE FROM THE UNISYS CORPORATION 2014 ANNUAL REPORT TO STOCKHOLDERS,
EXHIBIT 13)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6.  INCOME TAXES, PAGE 27

COMMENT 1
We note from the reconciliation of the provision for income taxes that income and losses for which no provision or benefit has been recognized increased significantly in 2014. Please explain to us in greater detail the nature of this item, its relationship to domestic and foreign income or loss before income taxes, and the specific reasons for the 2014 increase. Tell us what consideration you gave to disclosure of such information. We refer you to ASC 740-10-50-12 and 50-14.

RESPONSE TO COMMENT 1
The amounts captioned in "Income and losses for which no provision or benefit has been recognized" represent the effective tax rate impact of generating income or loss in jurisdictions with valuation allowances for which no tax expense or benefit is recognized.

This amount is calculated as the pretax income or loss for each entity with a valuation allowance multiplied by that entity's statutory tax rate. The increase in 2014 versus 2013 is due to more losses and less income in these jurisdictions. The majority of this change, approximately $19 million, is due to the significant change in the pretax income of the United States during this time.

The Company has considered the disclosure requirements referred to in ASC 740-10-50-12 and 50-14, specifically relating to disclosure of significant matters affecting comparability of information for all periods presented. The Company believes that it has disclosed such significant matters. For example, the change in the United States pretax income position, referred to above, is shown in the table entitled "Income before income taxes" which is included in Note 6. In the "Results of operations" section of the Company's Management's Discussion in its 2014 Form 10-K, the Company disclosed the following, "Any profit or loss recorded for the company's U.S. operations will have no provision or benefit associated with it due to its full valuation allowance, except with respect to refundable tax credits and withholding taxes not creditable against future taxable income. As a result, the company's provision or benefit for taxes may vary significantly period to period depending on the geographic distribution of income." In addition, Note 6 also includes a table detailing the tax effects of temporary differences and carryforwards that give rise to significant portions of deferred tax assets and liabilities. This table discloses the significant valuation allowances that the Company has recorded against its deferred tax assets.

NOTE 16.  EMPLOYEE PLANS

RETIREMENT BENEFITS, PAGE 38

COMMENT 2
We note the higher projected benefit obligation (PBO) balance at December 31, 2014 as compared to the balance at December 31, 2013 relating to your U.S. defined benefit pension plans. We also note that $507 million net increase in the PBO balance was largely attributable to the deferral of a $670 million actuarial loss during fiscal 2014. Please tell us what portion of this deferred loss was attributable to updated mortality tables published by the Society of Actuaries in October 2014, and how you considered disclosing the impact of these changed mortality assumptions on your PBO balance in accordance with ASC 715-20-50-1r.

RESPONSE TO COMMENT 2
The portion of the 2014 net increase in the PBO of the Company's U.S. defined benefit pension plans included in the $670 million actuarial loss attributable to updated mortality tables published by the Society of Actuaries was approximately $150 million. The portion of 2014 net increase in the PBO of the Company's worldwide defined benefit pension plans attributable to actuarial losses was $1.229 billion. Included in this amount is the $150 million due to the use of updated mortality tables in the United States. The remainder of the $1.1 billion increase was overwhelmingly due to the decreases in worldwide discount rates. In formulating its disclosures, the Company considered the guidance in ASC 715-20-50-1r. The Company did not disclose the amount of the actuarial loss attributed to the updated mortality tables because it was not considered to be significant in the context of the $1.2 billion change. The Company did disclose the significance of the change in discount rates and the impact it had on the underfunded position of its defined benefit pension plans. In the "Overview" section of the Management's Discussion in its 2014 Form 10-K, the Company disclosed the following, "The company's underfunded defined benefit pension plan obligations increased by approximately $750 million to $2.2 billion at December 31, 2014 from $1.5 billion at December 31, 2013, principally due to a decrease in discount rates."

FORM 10-Q FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2015

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE e.  SEGMENT INFORMATION, PAGE 9

COMMENT 3
We note your change in grouping of certain classes of products and services reported between your Services segment and Technology segment effective January 1, 2015. To the extent these changes impacted your reporting units, tell us how you considered the guidance in ASC 350-20-35-45 and ASC 350-20-35-3C.

RESPONSE TO COMMENT 3
The changes referred to in Note (e) necessitated a change, as of January 1, 2015, in the reporting units of the Company's Services segment. In accordance with ASC 350-20-35-45, the Company reassigned assets and liabilities to the affected reporting units. In addition, goodwill of the Services segment, approximately $75 million, was reassigned to the affected reporting units using a relative fair value allocation approach.

After the reassignments mentioned above, the Company determined that the carrying amount of its Services reporting units did not exceed their estimated fair value. Since the carrying amounts of the Services reporting units were all negative, the Company then considered ASC 350-20-35-8A in determining whether it was necessary to perform a Step 2 impairment analysis. This consideration included an evaluation, using the process described in ASC 350-20-35-3F through 35-3G, including the events and circumstances provided in ASC 350-20-35-3C (a) through (g). The Company does not expect that a Step 2 goodwill analysis, if it were required, would result in an impairment of the goodwill of the Services segment recorded at December 31, 2014.

Application of the goodwill impairment analysis requires significant judgment. Based on consideration of the weight of evidence of the factors considered above, the Company concluded that it was not more likely than not that the Services segment goodwill was impaired as of December 31, 2014.


                               *   *   *

In addition, the Company acknowledges that:
* the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
* the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hopes that the above is responsive to the Staff's comments.

Very truly yours,

UNISYS CORPORATION

/s/ Janet Brutschea Haugen

Janet Brutschea Haugen
Senior Vice President and Chief Financial Officer